UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Skyscanner Holdings Limited

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

England and Wales

(Jurisdiction of Subject Company’s Incorporation or Organization)

Ctrip.com International, Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares

C1 Shares

C2 Shares

C3 Shares

C4 Shares

C6 Shares

C7 Shares

C8 Shares

C9 Shares

C10 Shares

SIP Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Carolyn Jameson

Chief Legal Officer

Skyscanner Holdings Limited

Quartermile One

15 Lauriston Place

Edinburgh EH3 9EN

United Kingdom

Telephone: +44 7825 663 494

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of
Subject Company)

Copies to:

Cindy Xiaofan Wang Chief Financial Officer Ctrip.com International, Ltd. 968 Jin Zhong Road Shanghai 200335 People’s Republic of China Telephone: +86 (21) 3406-4880	Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3740-4700

November 25, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB.

Exhibit No.	Description

99.1	Recommended Offer by Ctrip.com International, Ltd. to Acquire Shares in the Share Capital of Skyscanner Holdings Limited, dated November 24, 2016

99.2	Form of Acceptance

99.3	Recommended Offer by Ctrip.com International, Ltd. to Acquire SIP Shares in the Capital of Skyscanner Holdings Limited, dated November 24, 2016

(b) Not applicable.

Item 2. Informational Legends

The legends complying with Rule 802(b) of the Securities Act of 1933, as amended, are included in Part VI of Exhibit 99.1 and Part IV of Exhibit 99.3 under the heading “Notice to U.S. Holders.”

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) The following documents are attached as exhibits to this Form CB.

Exhibit No.	Description

99.4	Skyscanner Holdings Limited annual report and consolidated financial statements for the year ended December 31, 2015

99.5	Skyscanner Holdings Limited annual report and consolidated financial statements for the year ended December 31, 2014

99.6	Skyscanner Holdings Limited annual report and consolidated financial statements for the year ended December 31, 2013

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X was filed concurrently with the Commission on November 28, 2016.

(2) Not applicable.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Cindy Xiaofan Wang
(Signature)

Cindy Xiaofan Wang, Chief Financial Officer
(Name and Title)

November 28, 2016
(Date)